# SEC Schedule 13D/A (Amendment No. 2) — Beneficial ownership report by holders of more than 5% of a class

Issuer: ENSERVCO CORPORATION, CIK 0000319458
CUSIP: 29358Y201
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 14133 Country Road 9 1/2, Longmont, Colorado (CO), 80504
Date of event which requires filing of this statement: 08/22/2025
Filed by CIK 0001915673
Persons authorized to receive notices and communications: STAR EQUITY FUND, LP, 53 Forest Avenue, Suite 101, Old Greenwich, Connecticut (CT), 06870, 203-489-9504

## Reporting persons
- STAR EQUITY FUND, LP (CIK 0001915673): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); member of a group; source of funds: working capital (WC); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
  Comment: Excludes 3,476,965 shares of 2.0% Cumulative Mandatorily Convertible Series A Preferred shares ("Enservco Mandatorily Convertible Preferred Shares"). The Enservco Mandatorily Convertible Preferred Shares will mandatorily convert into the Issuer's common stock at an initial rate of one share of common stock per Enservco Mandatorily Convertible Preferred Share upon approval of such conversion by the Issuer at least 150 days after the date of the Share Exchange Agreement dated August 9, 2024.
- STAR EQUITY FUND GP, LLC (CIK 0001956411): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
- STAR INVESTMENT MANAGEMENT, LLC (CIK 0001956409): type of reporting person: other (OO); citizenship or place of organization: Connecticut (CT); member of a group; source of funds: affiliate funds (AF); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
- STAR OPERATING COMPANIES, INC. (CIK 0000707388): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
- HUDSON GLOBAL, INC. (CIK 0001210708): type of reporting person: corporation (CO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF), other (OO); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
- JEFFREY E. EBERWEIN (CIK 0001548312): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; source of funds: affiliate funds (AF), personal funds (PF); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
- STAR VALUE INVESTMENTS, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); member of a group; source of funds: affiliate funds (AF); sole voting power 9,024,035; sole dispositive power 9,024,035; aggregate amount beneficially owned 9,024,035 (15.5% of the class)
  Comment: The following constitutes Amendment No. 2 ("Amendment No.2") to the Schedule 13D filed by the undersigned on August 16, 2024 (the "Schedule 13D"). This Amendment No. 2 amends the Schedule 13D as specifically set forth herein.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.005 per share
Name of issuer: ENSERVCO CORPORATION
Address of issuer's principal executive offices: 14133 Country Road 9 1/2, Longmont, Colorado (CO), 80504

## Item 2. Identity and Background
Name of person filing:
Item 2 is hereby amended and restated to read as follows:

This statement is filed by:

(i) Star Operating Companies, Inc., a Delaware corporation ("Star Operating Companies") formerly known as Star Equity Holdings;
(ii) Star Equity Fund, LP, a Delaware limited partnership ("Star Equity Fund");
(iii) Star Equity Fund GP, LLC, a Delaware limited liability company ("Star Equity GP"), which serves as the general partner of Star Equity Fund;
(iv) Star Investment Management, LLC, a Connecticut limited liability company ("Star Investment Management"), which serves as the investment manager of Star Equity Fund;
(v) Jeffrey E. Eberwein, who serves as the manager of Star Equity GP and Star Investment Management;
(vi) Star Value, LLC., a Delaware limited liability company ("Star Value"); and
(vii) Hudson Global, Inc., a Delaware corporation ("Hudson Global").

Each of the foregoing is referred to as a "Reporting Person" and collectively as the "Reporting Persons." Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6. Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.
Residence or business address: The address of the principal office of each of Star Equity Fund, Star Equity GP, Star Investment Management, Star Operating Companies, Hudson Global, Star Value, and Mr. Eberwein is 53 Forest Avenue, Suite 101 and 102, Old Greenwich, Connecticut 06870.
Present principal occupation or employment: The principal business of Star Equity Fund is investing in securities. The principal business of Star Equity GP is serving as the general partner of Star Equity Fund. The principal business of Star Investment Management is serving as the investment manager of Star Equity. The principal business of Star Value is serving as sole member of Star Equity GP. The principal business of Star Operating Companies is serving as the sole owner of various divisions of Hudson Global. The principal business of Hudson Global is serving as a diversified holding company to various operating companies. The principal occupation of Mr. Eberwein is serving as the CEO of Hudson Global. He also serves as manager of Star Equity GP and Star Investment Management.
Criminal convictions in the last five years: No Reporting Person has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: No Reporting Person has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Mr. Eberwein is a citizen of the United States of America. Star Operating Companies, Star Equity Fund, Star Equity GP, Star Value, and Hudson Global are organized under the laws of the state of Delaware. Star Investment Management is organized under the laws of the state of Connecticut.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of the Shares reported owned by each person named herein is based upon 58,182,785 Shares outstanding as of December 29, 2024, which is the total number of Shares reported outstanding in the Issuer's Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on December 30, 2024.

A. Star Operating Companies
Star Operating Companies, as the parent of Star Value, sole member of Star Management, and limited partner of Star Equity Fund may be deemed the beneficial owner of the 9,024,035 Shares beneficially owned by Star Equity Fund.
Percentage: Approximately 15.5%

B. Star Equity Fund
As of the close of business on August 26, 2025, Star Equity Fund beneficially owned 9,024,035 Shares.
Percentage: Approximately 15.5%

C. Star Equity GP
Star Equity GP, as the general partner of Star Equity Fund, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: Approximately 15.5%

D. Star Investment Management
Star Investment Management, as the investment manager of Star Equity Fund, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: Approximately 15.5%

E. Mr. Eberwein
Mr. Eberwein, as the manager of Star Equity GP and Star Equity Management, may be deemed the beneficial owner of the 9,024,035 Shares owned by Star Equity Fund.
Percentage: Approximately 15.5%

F. Hudson Global, Inc.
Hudson Global, as the parent of Star Operating Companies, may be deemed the beneficial owner of 9,024,035 Shares owned by Star Equity Fund.
Percentage: Approximately 15.5%

G. Star Value
Star Value, as the sole member of Star Equity GP and wholly owned subsidiary of Star Operating Companies may be deemed the beneficial owner of the Shares of common stock owned by Star Equity Fund.
Percentage: Approximately 15.5%
Number of shares as to which each person has sole or shared power to vote or dispose:
A. Star Operating Companies
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

B. Star Equity Fund
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

C. Star Equity GP
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

D. Star Investment Management
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

E. Mr. Eberwein
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

F. Hudson Global
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0

G. Star Value
1. Sole power to vote or direct vote: 9,024,035
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 9,024,035
4. Shared power to dispose or direct the disposition: 0
Transactions in the class effected during the past sixty days:
A. Star Operating Companies
Star Operating Companies has not entered into any transactions in the Shares during the past 60 days.

B. Star Equity Fund
Star Equity Fund has not entered into any transactions in the Shares during the past 60 days.

C. Star Equity GP
Star Equity GP has not entered into any transactions in the Shares in the last 60 days.

D. Star Investment Management
Star Operating Companies has not entered into any transactions in the Shares during the past 60 days.

E. Mr. Eberwein
Mr. Eberwein has not entered into any transactions in the Shares during the past 60 days.

F. Star Value
Star Value has not entered into any transactions in the Shares during the past 60 days.

G. Hudson Global
Hudson Global has not entered into any transactions in the Shares during the past 60 days.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
On August 22, 2025, the Reporting Persons entered into a Joint Filing Agreement in which the parties agreed to the joint filing on behalf of each of them of statements on Schedule 13D with respect to the securities of the Issuer. A copy of the Joint Filing Agreement is attached as Exhibit 99.5 hereto and is incorporated herein by reference.

Other than as described herein, there are no contracts, arrangements, understandings or relationships among the Reporting Persons, or between the Reporting Persons and any other person, with respect to the securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following:

99.5 Joint Filing Agreement dated August 22, 2025

## Signatures
- STAR EQUITY FUND, LP: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager of Star Equity Fund GP, LLC, the general partner of Star Equity Fund LP (08/26/2025)
- STAR EQUITY FUND GP, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (08/26/2025)
- STAR INVESTMENT MANAGEMENT, LLC: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Manager (08/26/2025)
- STAR OPERATING COMPANIES, INC.: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., Chief Executive Officer (08/26/2025)
- HUDSON GLOBAL, INC.: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein, Chief Executive Officer (08/26/2025)
- JEFFREY E. EBERWEIN: /s/ Jeffrey E. Eberwein, Jeffrey E. Eberwein (08/26/2025)
- STAR VALUE INVESTMENTS, LLC: /s/ Richard K. Coleman, Jr., Richard K. Coleman, Jr., CEO of Star Operating Companies, Inc., the sole member of Star Value, LLC (08/26/2025)